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                                   EXHIBIT 20(i)

             PRESS RELEASE ISSUED BY THE COMPANY ON NOVEMBER 21, 1997
                  WITH RESPECT TO THE EXECUTION OF THE AGREEMENT.


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FOR IMMEDIATE RELEASE
                                                      CONTACT: MICHAEL E. PEPPEL
                                                         CHIEF FINANCIAL OFFICER
                                                          937-291-8282 EXT. 7708

      MIAMI COMPUTER SUPPLY CORPORATION AND MINNESOTA WESTERN/CREATIVE OFFICE
                    PRODUCTS, INC. ANNOUNCE DEFINITIVE AGREEMENT
                      FIFTH FOR MIAMI COMPUTER SUPPLY IN 1997

Dayton, OH  --  November 21, 1997 --  Miami Computer Supply Corporation (NASDAQ:
MCSC), a leading supplier of computer supplies and projection presentation products, today announced that it has signed a definitive merger agreement with Minnesota Western/Creative Office Products, Inc. a $55.0 million (annual revenues) distributor of visual presentation systems and products headquartered in Berkeley, California with four northern California offices, eight southern California offices and additional locations in Seattle, Washington and Portland, Oregon. The terms were not disclosed. The transaction is subject to certain conditions which must be accomplished before the closing.

          Albert L. Schwarz, President of Miami Computer Supply, describes Minnesota Western as an excellent fit. "Minnesota Western is the leading provider of visual presentation products to the end user, offering not only products to its customers, but also design, installation and support of turn-key presentation systems. The addition of this expertise will allow Miami Computer Supply to expand the products and service we provide to our customers and allow Minnesota Western to expand the geographic scope of its operations by leveraging our mutual customer relationships."

     Michael E. Peppel, Chief Financial Officer of Miami Computer Supply added, "This will be our largest transaction since our initial public offering in November of 1996 and will bring our annualized revenue run rate to $181 million. Based on our current analysis, we expect Minnesota Western to add 10% to our EPS by the first quarter of 1998. Minnesota Western's expertise in the presentation products industry will strengthen our bench of talented professionals. In particular, Clark Gilson, Ruy Pereira and Larry Goodman, Minnesota Western's principals, bring contacts and relationships within the presentation products channel that will be extremely valuable. The combination of Minnesota Western and Miami Computer Supply provides an unparalleled platform in the presentation products and computer consumable marketplace. We believe that this event will stimulate internal growth and provide Miami Computer Supply with unprecedented growth momentum into 1998."

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Press Release
Page 2

     "Our management team is highly enthusiastic about this new relationship. We found the corporate culture, business strategy and entrepreneurial spirit at Miami Computer to be similar to our own. Both companies have exhibited tremendous internal growth and are regarded as leaders in their respective channels," said Clark Gilson, President of Minnesota Western.

     Ruy Pereira, Vice President of Minnesota Western added, "The marketing opportunities created by combining the stable, predictable growth in computer consumables along with the continued developments in LCD technology is truly exciting."

     Miami Computer Supply Corporation went public last November. Since the IPO, Miami Computer Supply has increased the number of its sales offices from 20 to 37 and its annual sales from $63 million as of December 31, 1996 to the proforma annualized 12 month run rate of over $125 million (not including this transaction).

     Miami Computer Supply Corporation is an end-user distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products, principally in the Midwest, Northeast, Northwest and Southeast regions of the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation (formerly a part of 3M), Sony, Canon, Epson, Maxell, Panasonic, NEC, and Ricoh for computer supplies, and Epson, Proxima and Lightware for projection presentation products. Additional information regarding the Company can be obtained at http://www.mcsinet.com.

     The matters discussed in this press release, and, in particular, information regarding risks and uncertainties include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended December 31, 1996, and its Form 10-Q for the nine months ended September 30, 1997.
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